                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          NEUROCRINE BIOSCIENCES, INC.
                                (Name of Issuer)

                          COMMON STOCK, .001 PAR VALUE
                         (Title of Class of Securities)

                                    64125C109
                                 (CUSIP Number)

                                 Dr. Herbert Gut
                               Ciba-Geigy Limited
                               Klybeckstrasse 141
                                 CH-4002, Basle
                                   Switzerland
                                 41-61-696-1111

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 31, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                            Page 1 of 9 pages.

                                  SCHEDULE 13D


- -------------------                                          -------------------
CUSIP NO. 64125C109                                          Page 2 of 9 Pages
- -------------------                                          -------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ciba-Geigy Limited
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /
    ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SWITZERLAND
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       1,121,353
   NUMBER OF       -------------------------------------------------------------
    SHARES          8  SHARED VOTING POWER
 BENEFICIALLY          0
   OWNED BY        -------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
   REPORTING           1,121,353
    PERSON         -------------------------------------------------------------
     WITH          10  SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,121,353
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.8%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                       CO, HC
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                              Page 2 of 9 pages

         ITEM 1. SECURITY AND ISSUER. The class of equity securities to which this statement relates is the common stock, .001 par value ("Common Stock"), of Neurocrine Biosciences, Inc., a California corporation ("Neurocrine"). The principal executive offices of Neurocrine are located at 3050 Science Park Road, San Diego, California 92121.

         ITEM 2. IDENTITY AND BACKGROUND. This statement is being filed by Ciba-Geigy Limited, a Swiss corporation ("Ciba"). The principal executive offices of Ciba are located at Klybeckstrasse 141, CH-4002 Basle, Switzerland.

         Ciba is the publicly owned parent company of a group of affiliated companies, commonly known as the Ciba Group, which was formed in October 1970 by the merger of two established Swiss companies, Ciba Limited and J.R. Geigy S.A. Shares of Ciba are listed for trading on various stock exchanges in Switzerland, including the Zurich Stock Exchange. Companies in the Ciba Group are principally engaged in the research and development, production and worldwide marketing of various kinds of pharmaceuticals and specialty chemicals, as well as electronic equipment.

         The name, business address, present principal occupation and citizenship of each executive officer and member of the Board of Directors of Ciba is set forth on Schedule I hereto and is incorporated by reference herein.

         Neither Ciba nor, to the best knowledge of Ciba, any of the persons listed on Schedule I hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Certain such matters relating to Ciba-Geigy Corporation, a subsidiary of Ciba, are described in Schedule II hereto and are incorporated by reference herein.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On May 31, 1996, Ciba acquired 476,191 shares of Common Stock for an aggregate purchase price of $5,000,000. Ciba had previously acquired 645,162 shares of Common Stock for an aggregate purchase price of $5,000,000. In each such case, the funds for the acquisitions were obtained from working capital.

         ITEM 4. PURPOSE OF TRANSACTION. Ciba has acquired the Common Shares for the purpose of investment. Ciba has an ongoing relationship with Neurocrine in that Ciba and Neurocrine are engaged in a collaborative research and development program.

         Except as otherwise indicated in this statement, Ciba does not have any plans or proposals with respect to Neurocrine that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. (a) Ciba beneficially owns 1,121,353 shares of Common Stock, constituting approximately 6.8% of the outstanding Common Stock.

                                                            Page 3 of 9 pages.

         (b) Ciba has the sole power to vote and dispose of all 1,121,353 shares of Common Stock owned by it.

         (c) Neither Ciba nor, to the best knowledge of Ciba, any of the persons listed on Schedule I hereto, has effected any transaction in the Common Stock in the past 60 days.

         (d) No person other than the record owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of shares of Common Stock.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of Ciba there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Neurocrine.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                                            Page 4 of 9 pages.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1996

                                    CIBA-GEIGY LIMITED


                                    By      /s/ Hans F. Mohr
                                      ----------------------------------------
                                     Name:      Hans F. Mohr
                                     Title:     Head of Pharma Licensing


                                    By     /s/ Herbert Gut
                                      ----------------------------------------
                                     Name:     Herbert Gut
                                     Title:    Senior Division Counsel

                                                            Page 5 of 9 pages.

                                                    SCHEDULE I

                  Members of the Board of Directors, the Committee of the Board of Directors and the Executive Committee of Ciba-Geigy Limited.

NAME AND BUSINESS ADDRESS                   CITIZENSHIP                 PRINCIPAL OCCUPATION
Dr. Alex Krauer                             Switzerland                 Since 1987:  Chairman of the Board of Directors and
Chairman and Chief Executive                                            Member of the Committee of the Board of Directors
  Officer
c/o Ciba-Geigy Limited
CH-4002 Basle
Switzerland

Prof. Dr. Helmut Sihler                     Austria                     Since 1983:  Member of the Board of Directors
c/o Henkel KGaA
D-40191 Dusseldorf                                                      Since 1992:  Member of the Committee of the Board
Germany                                                                 of Directors

                                                                        Since 1993:  Vice-Chairman

                                                                        Retired Chairman of the Central Board of
                                                                        Management of Henkel KGaA, Germany

Birgit Breuel                               Germany                     As of October 1, 1994:  Member of the Board of
Treuhandanstalt                                                         Directors
Detiev-Rohwedder-Haus
Leipziger Strasse 5-7                                                   President of Treuhandanstalt, Berlin
D-10100 Berlin
Germany

Prof. Max M. Burger                         Switzerland/USA             Since 1980:  Member of the Board of Directors
c/o Friedrich Miescher
  Institute                                                             Director of Friedrich
P.O. Box 2543                                                           Miescher Institute, Basle
CH-4002 Basle
Switzerland

Kasper V. Cassani                           Switzerland                 Since 1985:  Member of the Board of Directors
C/o IBM Switzerland
CH-8002 Zurich                                                          Since 1994:  Member of the Committee of the Board
Switzerland                                                             of Directors

                                                                        Retired Vice-Chairman of IBM Corporation

Dr. William J. Rutter                       U.S.A.                      Since 1995:  Member of the Board of Directors
c/o Chiron Corporation
4560 Horton St.                                                         Chairman of Chiron Corporation
Emeryville, CA  94608-2916

                                                            Page 6 of 9 pages.

NAME AND BUSINESS ADDRESS                   CITIZENSHIP                 PRINCIPAL OCCUPATION
David de Pury                               Switzerland                 Since 1992:  Member of the Board of Directors
c/o ABB ASEA Brown
Boveri AG                                                               Co-Chairman of the Board of ABB ASEA Brown
P.O. Box 8131                                                           Bovari AG, Zurich
CH-8050 Zurich
Switzerland

Walter G. Frehner                           Switzerland                 Since 1994:  Member of the Board of Directors
c/o Swiss Bank Corporation
Aeschenplatz 6                                                          Chairman of the Board of Directors of Swiss Bank
CH-4002 Basle                                                           Corporation
Switzerland

Rainer E. Gut                               Switzerland                 Since 1985:  Member of the Board of Directors
c/o Credit Suisse Paradeplatz
CH-8021 Zurich                                                          Since 1994:  Member of the Committee of the Board
Switzerland                                                             of Directors

                                                                        Chairman of the Board of Directors of the Credit
                                                                        Suisse

Prof. Jean-Marie Lehn                       France                      Since 1991:  Member of the Board of Directors
c/o Institute le Bel
University Louis Pasteur                                                Universite Louis Pasteur, Institute le Bel, Professeur
4.rue Blaise Pascal                                                     au Collage de France a Paris
F-67070 Strassbourg
cedex
France

Michael Ringier                             Switzerland                 Since 1993:  Member of the Board of Directors
c/o Ringier AG
Dutourstrasse 23                                                        Chairman of the Board of Ringier AG
CH-8008 Zurich
Switzerland

Prof. Hugo E.R. Uyterhoeven                 USA                         Since 1980:  Member of the Board of Directors
c/o Harvard University
Graduate School of Business                                             Professor and Senior Associate
Administration                                                          Dean at Harvard Business School, Boston
Morgan 349
Boston, MA  02163

Ingrid Duplain                              Switzerland                 Since 1996:  Secretary of the Committee of the Board
c/o Ciba-Geigy Limited                                                  of Directors and the Executive Committee (not a
CH-4002 Basle                                                           member)
Switzerland                                                             Head Central Secretariat

                                                            Page 7 of 9  pages.

NAME AND BUSINESS ADDRESS                   CITIZENSHIP                 PRINCIPAL OCCUPATION
Pierre E. Douaze                            France                      1991:  Responsible for the Pharma and Self-
c/o Ciba-Geigy Limited                                                  Medication Divisions, and worldwide Head of the
CH-4002 Basle                                                           Pharma Division
Switzerland

Dr. Hans Kindler                            Switzerland                 1990:  Responsible for Personnel, Production and
c/o Ciba-Geigy Limited                                                  Technology and Safety  and Environmental
CH-4002 Basle                                                           Protection
Switzerland

Dr. Rolf A. Meyer                           Switzerland                 1992:  Chief Financial Officer
c/o Ciba-Geigy Limited
CH-4002 Basle
Switzerland

Dr. Wolfgang Samo                           Switzerland                 1993:  Responsible for the Plant Protection, Animal
c/o Ciba-Geigy Limited                                                  Health and Seeds  Divisions, and worldwide Head of
CH-4002 Basle                                                           the Plant Protection Division
Switzerland

Dr. Hermann Vodicka                         Austria                     1993:  Responsible for the Polymers, Composites,
c/o Ciba-Geigy Limited                                                  Mettler-Toledo and Ciba-Vision Divisions and
CH-4002 Basle                                                           worldwide Head of the Polymers Division
Switzerland

                                                            Page 8 of 9 pages.

                                   SCHEDULE II

                   On February 28, 1992, Ciba-Geigy Corporation ("CGC") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey, to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

                   On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

                   In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.

                                                            Page 9 of 9 pages.

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